UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

________________

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company (Issuer))

Super MergerSub Inc.

Centro Properties Limited

(Names of Filing Persons (Offerors))

________________

Common Stock, $.01 par value per share

(Title of Class of Securities)

________________

648053106

(CUSIP Number of Class of Securities)

________________

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven F. Siegel, Esq.

Executive Vice President, General Counsel and Secretary

New Plan Excel Realty Trust, Inc.

420 Lexington Avenue, 7th Floor

New York, New York 10170

(212) 869-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

               This Tender Offer Statement on Schedule TO relates to a planned tender offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), for all of the outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), to be commenced in connection with an Agreement and Plan of Merger, dated as of February 27, 2007 (the “Merger Agreement”), by and among Purchaser, Super IntermediateCo LLC, a Maryland limited liability company and the direct parent of Purchaser (“Parent”), Super DownREIT MergerSub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, Excel Realty Partners, L.P., a Delaware limited partnership, and New Plan. The Merger Agreement provides for, among other things, the acquisition by Purchaser of all of the outstanding Shares for $33.15 per share in cash (the “Offer Price”) by means of a tender offer for all the outstanding Shares, followed by a merger in which all Shares not acquired in the tender offer will be converted into the right to receive the Offer Price. Centro Properties Group and New Plan issued a joint press release on February 27, 2007, announcing the execution of the Merger Agreement, a copy of which press release is attached hereto as Exhibit 99.1.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell Shares. At the time the tender offer is commenced, Centro and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an Offer to Purchase, a form of Letter of Transmittal and other documents relating to the tender offer (the “Offer Documents”), and New Plan intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Centro, Purchaser and New Plan intend to mail these documents to the stockholders of New Plan.

The solicitation of offers to buy Shares will only be made pursuant to the Offer Documents. These documents will contain important information about the tender offer, and stockholders of New Plan are urged to read them carefully when they become available. Stockholders of New Plan will be able to obtain a free copy of these documents (when they become available) and other documents filed by New Plan or Purchaser with the Securities and Exchange Commission (SEC) at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Purchaser by contacting the Information Agent for the tender offer, at the address and at the telephone number set forth in the Offer Documents.

Item 12. Exhibits.

99.1	Text of Joint Press Release issued by Centro Properties Group and New Plan on February 27, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
(Signature)

*
(Name and Title)

February 27, 2007
(Date)

* In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Text of Joint Press Release issued by Centro Properties Group and New Plan on February 27, 2007.